UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
PHC, INC.
(Name of Issuer)
Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)
693315103
(CUSIP Number)
Camden Partners Capital Management, LLC
c/o Camden Partners Holdings, LLC
500 East Pratt Street
Suite 1200
Baltimore, Maryland 21202
Attention: Donald W. Hughes
  Tel: (410) 878-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 30, 2008
(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box   ☑.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	693315103	Page	2	of	14 Pages

1	NAMES OF REPORTING PERSONS Camden Partners Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,456,788

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,456,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,456,788

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.81%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	693315103	Page	3	of	14 Pages

1	NAMES OF REPORTING PERSONS Camden Partners II Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,456,788

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,456,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,456,788

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.81%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	693315103	Page	4	of	14 Pages

1	NAMES OF REPORTING PERSONS Camden Partners Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,456,788

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,456,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,456,788

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.81%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	693315103	Page	5	of	14 Pages

1	NAMES OF REPORTING PERSONS David L. Warnock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,456,788

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,456,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,456,788

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.81%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	693315103	Page	6	of	14 Pages

1	NAMES OF REPORTING PERSONS Richard M. Johnston

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,456,788

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,456,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,456,788

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.81%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	693315103	Page	7	of	14 Pages

1	NAMES OF REPORTING PERSONS Richard M. Berkeley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,456,788

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,456,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,456,788

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.81%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	693315103	Page	8	of	14 Pages

1	NAMES OF REPORTING PERSONS Donald W. Hughes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,456,788

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,456,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,456,788

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.81%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	693315103	Page	9	of	14 Pages

1	NAMES OF REPORTING PERSONS Shane H. Kim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,456,788

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,456,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,456,788

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.81%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	693315103	Page	10	of	14 Pages

1	NAMES OF REPORTING PERSONS F. Mackey Hughes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,456,788

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,456,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,456,788

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.81%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 11 of 14 Pages
     This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relating to PHC, Inc. (the “Issuer”) is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Commission on October 31, 2008 (the “Schedule 13D”). Capitalized terms used and not defined herein have the same meaning as in the Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5(a), (b) and (c) are hereby replaced in their entirety with the following:
(a)-(b) All calculations of beneficial ownership percentages are based on the Issuer’s report of having 19,374,250 shares of Class A Common Stock issued and outstanding as of November 4, 2008, in the Issuer’s 10-Q filed on November 14, 2008 but reduced by the number of shares repurchased by the Issuer as described in Item 6 of this Amendment No. 1. The percentages of beneficial ownership reported herein reflect the beneficial ownership if each of the Reporting Persons is deemed to be the beneficial owner of all of the Common Shares held of record by CPLP, CP2LP and Mercury (as defined and described in Item 6 below).
     Percentage of class of Common Shares beneficially owned:

CPLP	12.81%
CP2LP	12.81%
CPCM	12.81%
Warnock	12.81%
Johnston	12.81%
Berkeley	12.81%
D. Hughes	12.81%
Kim	12.81%
M. Hughes	12.81%
     Number of shares as to which the person has:
     (i) Sole power to vote or to direct the vote

CPLP	0
CP2LP	0
CPCM	0
Warnock	0
Johnston	0
Berkeley	0
D. Hughes	0
Kim	0
M. Hughes	0

Page 12 of 14 Pages
     (ii) Shared power to vote or to direct the vote

CPLP	2,456,788
CP2LP	2,456,788
CPCM	2,456,788
Warnock	2,456,788
Johnston	2,456,788
Berkeley	2,456,788
D. Hughes	2,456,788
Kim	2,456,788
M. Hughes	2,456,788
     (iii) Sole power to dispose or to direct the disposition of

CPLP	0
CP2LP	0
CPCM	0
Warnock	0
Johnston	0
Berkeley	0
D. Hughes	0
Kim	0
M. Hughes	0
     (iv) Shared power to dispose or to direct the disposition of

CPLP	2,456,788
CP2LP	2,456,788
CPCM	2,456,788
Warnock	2,456,788
Johnston	2,456,788

Page 13 of 14 Pages

Berkeley	2,456,788
D. Hughes	2,456,788
Kim	2,456,788
M. Hughes	2,456,788
     (c) Except as described in the Schedule 13D and this Amendment No. 1, none of the Reporting Persons has effected any transaction in the Issuer’s capital stock during the last 60 days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
The following is hereby added as the third paragraph of Item 6:
     On December 30, 2008 Mercury, CPLP, CP2LP and CPCM entered into Stock Purchase Agreements whereby the Issuer repurchased 200,000 shares of Common Shares of the Issuer at the closing market price on December 29, 2008 of $1.46. Such purchase agreements are incorporated herein by reference to Exhibits 10.29 and 10.30 to the Issuer’s report on Form 8-K filed on January 6, 2009.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     The following exhibits are filed herewith:
     Exhibit 1 – Agreement regarding filing of joint Schedule 13D (attached).
     Exhibit 2 – Power of Attorney for Richard M. Berkeley (previously filed as Exhibit 4 to Schedule 13G filed with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).
     Exhibit 3 – Power of Attorney for Richard M. Johnston (previously filed as Exhibit 3 to Schedule 13G filed with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).
     Exhibit 4 – Power of Attorney for David L. Warnock (previously filed as Exhibit 2 to Schedule 13G/A filed with respect to Kennedy-Wilson, Inc. on February 21, 2003, incorporated herein by reference).
     Exhibit 5 – Power of Attorney for Shane H. Kim (previously filed as Exhibit 5 to Schedule 13G filed with respect to the Issuer on December 29, 2006, incorporated herein by reference).

Page 14 of 14 Pages
     Exhibit 6 – Power of Attorney for F. Mackey Hughes (previously filed as Exhibit 6 to Schedule 13G/A filed with respect to the Issuer on January 25, 2008, incorporated herein by reference).

SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 6, 2009

Camden Partners Limited Partnership

By:	Camden Partners Capital Management, LLC,
its general partner

/s/ Donald W. Hughes

Name: Donald W. Hughes
Title: Member

Camden Partners II Limited Partnership

By:	Camden Partners Capital Management, LLC,
its general partner

/s/ Donald W. Hughes

Name: Donald W. Hughes
Title: Member

Camden Partners Capital Management, LLC

/s/ Donald W. Hughes

Name: Donald W. Hughes
Title: Member

David L. Warnock

/s/ Donald W. Hughes, Attorney-in-Fact

Richard M. Johnston

/s/ Donald W. Hughes, Attorney-in-Fact

Richard M. Berkeley

/s/ Donald W. Hughes, Attorney-in-Fact

Donald W. Hughes

/s/ Donald W. Hughes

Shane H. Kim

/s/ Donald W. Hughes, Attorney-in-Fact

F. Mackey Hughes

/s/ Donald W. Hughes, Attorney-in-Fact